3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

July 2, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mary Cole, Esq.

Re:	Equinox Funds Trust
1940 Act File No. 811-22447
1933 Act File No. 333-168569

Dear Ms. Cole:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 79 (“PEA 79”) to the Trust’s Registration Statement on Form N-1A. PEA 79 was filed on April 21, 2015 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Equinox IPM Systematic Macro Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Prospectus contained in PEA No. 79 with respect to the Fund. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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U.S. Securities and Exchange Commission

July 2, 2015

Prospectus Summary – Fee Table

1.	In the fee table, consider removing the line item “Distribution and/or Service (Rule 12b-1) Fees” since there are none.

Response: The Prospectus has been revised to reflect the Staff’s comment.

2.	Confirm that “Other Expenses” reflect estimated expenses of its wholly-owned subsidiary (the “Subsidiary”).

Response: Confirmed.

3.	Confirm that the contractual fee waiver referenced in footnote 2 to the fee table will be in effect for at least one year.

Response: Confirmed.

4.

In the fee table, if “Other Expenses” do not included the imbedded costs of swap agreements disclose that such costs are not included. If the Fund’s returns are expected to be principally derived from swaps, include in the footnote the total costs of the swap and any operating expenses of the reference assets in basis points.

Response: While the Fund expects to utilize a swap contract to gain exposure at its commencement of investment operations, it is not expected to do so after the initial investment period. Accordingly, the Fund does not currently expect that the Fund will principally derive its returns from swaps and no changes to the Prospectus have been made in response to this comment.

5.	In footnote 5 to the fee table, state that the Adviser may only recoup waived fees or reimbursed expenses within three years.

Response: The Prospectus has been revised to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

July 2, 2015

Prospectus Summary - Principal Investment Strategies

6.

Explain in the response to the Staff why IPM is not an investment adviser of the Fund. Also discuss in your response whether there are any Section 17 concerns regarding direct investment in the Subsidiary.

Response: The Subsidiary will not hold securities and, accordingly, is not an investment company as defined under the 1940 Act. As IPM is not providing investment advice to an investment company, IPM is not an investment adviser with respect to the Fund as such term is defined in Section 2(a)(20) of the 1940 Act. Further, with respect to the direct investment of the Fund in the Subsidiary, Section 17 of the 1940 Act is not implicated because the Subsidiary will be a “fully-owned subsidiary” as defined in Rule 17a-3(b) under the 1940 Act.

7.	With respect to the wholly-owned subsidiary (the “Subsidiary”) of the Fund, please provide representations that address the following:

(a)	Will the Fund look through the subsidiary regarding industry concentration?

Response: The Fund will look through to the Subsidiary for purposes of measuring industry concentration.

(b)	Will the Registrant consolidate the financial statements of the Subsidiary and the Fund?

Response: The financial statements of the Subsidiary will be consolidated with the Fund’s financial statements.

(c)	Will the Subsidiary’s advisory contract (“Subsidiary Agreement”) comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund’s Board of Trustees?

Response: The terms of the Subsidiary Agreement are consistent with the requirements for an investment advisory contract set forth in Section 15(a) of the 1940 Act and the Board of Trustees has approved the Subsidiary Agreement in the manner required by Section 15 of the 1940 Act.

(d)	Will the Subsidiary comply with Sections 10 and 16 of the 1940 Act?

Response: The Subsidiary will comply with Sections 10 and 16 of the 1940 Act to the extent applicable.

U.S. Securities and Exchange Commission

July 2, 2015

(e)	Will the Subsidiary submit to inspection by the Commission? This could be documented in an undertaking in Part C.

Response: The Registrant will include an undertaking in Part C of Post-Effective Amendment No. to the Trust’s Registration Statement on Form N-1A to the effect that the Subsidiary will submit to inspection by the Commission.

(f)	Will the subsidiary comply with Section 17(f) and 17(g) of the 1940 Act with respect to its custodial relationships?

Response: Yes.

(g)	Identify the custodian of the Subsidiary in the Fund’s registration statement.

The Statement of Additional Information has been revised to disclose the Subsidiary’s custodian.

8.

As appropriate, revise the disclosure regarding the Fund’s principal investment strategies to remove jargon, consistent with “plain English” principles. In particular, please revise to clarify the terms “relatively uncorrelated” and “many other assets classes” in the last sentence of the third paragraph under “Principal Investment Strategies.”

Response: The Prospectus has been revised to address the Staff’s comment.

9.	In your response to the Staff, provide an example of when the adviser would adjust the notional exposure of a swap.

Response: It is anticipated that the Adviser will adjust the notional exposure of the swap in response to asset flows into and out of the Fund and to increase or decrease exposure to the underlying reference asset of the swap based on the Adviser’s exercise of its investment discretion.

10.

What will the underlying reference assets of the swap be? Will the reference asset consist of hedge funds (i.e. investment funds excluded from the definition of “investment company” by Sections 3(c)(1) and 3(c)(7) of the 1940 Act) or enter into swap contracts using a hedge fund as the reference asset “hedge fund swaps”)?

Response: The underlying reference assets of the swap are expected to consist of financial futures which, in connection with the counterparty’s hedging of its exposure to the swap, may be directly held by the counterparty and managed by IPM or held in a pooled investment vehicle directed by IPM. It is not expected that the Fund will utilize a swap with a “hedge fund” as its reference asset.

U.S. Securities and Exchange Commission

July 2, 2015

11.

In the bulleted paragraph entitled “Derivative Instruments” under “Principal Investment Strategies” include disclosure regarding any applicable performance fees embedded in the cost of the swap that are included in the management fee payable by the referenced asset.

Response: The Prospectus has been revised to address the Staff’s comment.

12.	The principal investment strategy states that the Fund may purchase certain fixed income securities. Disclose the type and, to the extent relevant, the credit quality of the fixed income securities in which the Fund invests and the extent to which the Fund intends to invest in debt securities commonly referred to as “junk bonds.” Revise the Principal Risks as necessary.

Response: The Fund fixed income securities that the Fund will invest in will be limited to securities issued by the U.S. government with one year or less term to maturity for liquidity purposes, and to serve as margin or collateral for the derivatives positions of the Fund or the Subsidiary to the extent necessary. The Fund may also invest, to the extent permitted by the Investment Company Act of 1940, as amended (“1940 Act”), and rules under it, in money market funds.

13.

Confirm that the Fund has considered the Staff guidance promulgated in the Letter regarding derivatives dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Response: The Fund has considered the Staff guidance regarding derivatives disclosure in the above-referenced letter.

U.S. Securities and Exchange Commission

July 2, 2015

14.

Confirm that the Fund will segregate assets, to the extent required, to cover its derivative positions in accordance with the Commission’s guidance set forth in Release No. 10666 (Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979)) and subsequent staff guidance and interpretations thereof. The Staff advises that Commission or the Staff may issue guidance in the future that amends or supplements the guidance in 10666 as it relates to derivative instruments and leverage.

Response: Confirmed.

15.	Will the Fund limit its exposure to a single swap counterparty? Is it possible for a counterparty to be required to pay the Fund more than 25% of its assets?

Response: The Fund would attempt to limit its exposure to any single swap counterparty to a mark to market value not to exceed 5% of the Fund’s assets. It is anticipated that any swap transactions entered into by the Fund or the Subsidiary would provide the investment adviser with the right, in the event the value of a swap contract is equal to or greater than 5% of the notional exposure of the swap contract, to cause the swap counterparty to make a cash payment to the Fund or the Subsidiary, as the case may be, in order to reduce any swap value to an amount below 5% of the notional exposure. While not impossible, it is implausible that a single counterparty would be obligated under any swap transaction discussed herein to pay more than 25% of its assets to the Fund at any given time.

Prospectus Summary – Principal Investment Risks

16.

Under “IPM Program Risk,” clarify that the indirect costs of the Fund include the operating costs of pooled investment vehicles that are used as the reference asset of the Swap. In the first sentence of the third paragraph under “IPM Program Risk” provide an explanation of what is meant by “other derivative instruments.”

Response: The Prospectus has been revised to reflect the Staff’s comments.

17.	In the response letter, discuss whether the Swap will be considered to be liquid.

Response: The Adviser anticipates that any swaps in which the Fund is invested will provide the Fund with the ability to terminate the swap, in whole or in part, on any business day and receive from the related counterparty any termination proceeds within seven days. Thus, the swaps are expected to be deemed liquid.

U.S. Securities and Exchange Commission

July 2, 2015

Prospectus – Other Comments

18.	Will the Fund write credit default swaps (i.e., sell insurance)? If so, confirm whether it will cover the notional with liquid securities.

Response: The Fund will not write credit default swaps.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Robert J. Enck, President, Equinox Funds Trust

John M. Ford, Esq.

EXHIBIT A

EQUINOX FUNDS TRUST

1775 SHERMAN STREET

SUITE 2500

DENVER, CO 80203

July 2, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.20549

Attention: Mary Cole, Esq.

Re:	Equinox Funds Trust (the “Trust”)

File Nos. 333-168569 and 811-22447

Dear Ms. Cole:

In connection with the Trust’s response to certain oral comments received from the staff of the Commission with respect to Post-Effective Amendment No. 79 to the Trust’s registration statement on Form N-1A filed with the Commission on April 21, 2015 (the “Amendment”), the Trust is providing the following statement, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, Esq. of Pepper Hamilton LLP, counsel to the Trust, at 215.981.4009 or, in his absence to John P. Falco, Esq. of Pepper Hamilton LLP at 215.981.4659.

Very truly yours,

/s/ Robert J. Enck

Robert J. Enck
President

Cc:	John M. Ford, Esq.

John P. Falco, Esq.